CUSIP No. 419352-10-9                                        Page 16 of 31 Pages


                                                                       EXHIBIT 2

                           [On PL Capital Letterhead]



June 16, 1999                                                 VIA TELEFAX

Mr. Philip Messina
Chairman, President and CEO
Haven Bancorp, Inc.
615 Merrick Avenue
Westbury, NY  11590

Dear Phil:

As you know, on several occasions during the preceding five months we have discussed my willingness and desire to serve on Haven Bancorp's Board. In January, coincident with the retirement and resignation of two of Haven's nine Board members, I submitted my resume to the Company and the Board's nominating committee. Several weeks later, in response to my query, you stated that the Board was undecided on the issue of filling the two vacant seats, but my interest in serving was appreciated and would be duly considered, along with other candidates, if and when a decision was made regarding additional board members.

Prior to Haven's Annual Meeting on April 21, having not heard from you, my partner, John Palmer, and I contacted you regarding this matter. At that time, John and I noted that the investment partnerships we manage were collectively one of Haven's largest shareholders. We stated that we believed that the Board should contain outside members, drawn from the investment community, who are significant direct owners of the Company's stock. At that time, you responded that you and the Board do not believe size of ownership is a relevant criteria for admission to the Board. We strongly disagreed with that position and
consequently,   asked  for  a  timely   response   to  our   request  for  board
representation.

Since that time, we have not received a response from you or the Board. We did subsequently note in an exhibit to Haven's March 31, 1999 Form 10-Q filed with the SEC in mid-May, that the Board amended Haven's By-Laws to reduce its size to seven members. We are disappointed the Company has not responded to our request. We still strongly believe Haven's Board would benefit from adding qualified representation from the institutional investment community which owns a significant majority of Haven's stock. As of this date, in fact, the investment entities we manage own approximately 50% more Haven stock than the entire Haven Board and senior management team combined (based upon the most recent proxy, excluding options).

As you know, at any time, Haven's Board has the ability to amend the By-Laws to increase the size of the Board. Therefore, we are once again requesting that the Company place me on its

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CUSIP No. 419352-10-9                                        Page 18 of 31 Pages

Board, effective immediately, subject of course to regulatory requirements. Another copy of my resume is attached. I would also be pleased to meet with the Board nominating committee at their earliest convenience, to further discuss my qualifications. Please feel free to call me at (973) 635-1177, or John Palmer at
(630) 928-0231, at any time. We look forward to hearing from you.


                                              Sincerely,
                                              PL Capital, LLC


                                              /s/Richard Lashley
                                              Richard Lashley
                                              Principal